[NUVIM LETTERHEAD]

June 16, 2005

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549

Attention:	John Reynolds Assistant Director

Re:	NuVim, Inc.
Form SB-2 Registration Statement Request for Acceleration
(File No. 333-120938)
Form 8-A Registration Statement Request for Acceleration
(File No. 000-51359)

Ladies and Gentlemen:

          Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby respectfully requests that the effective date of the Registration Statement on Form SB-2 of NuVim, Inc., a Delaware corporation (the “Company”) be accelerated and declared effective on Monday, June 20, 2005 at 4:15 p.m. Eastern Daylight Time, or as soon thereafter as practicable. The Company further requests that its Form 8-A Registration Statement be declared effective concurrently with the effectiveness of the Form SB-2 Registration Statement.

          In connection with the above request, the Company hereby acknowledges that:

                    1.          Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

                    2.          The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

                    3.          The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Thank you for your assistance.

Very truly yours,

NUVIM, INC.

By:	/s/ RICHARD P. KUNDRAT

Richard P. Kundrat
Chief Executive Officer